June 13, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. Justin Dobbie

Re:	Justice Delaware Holdco Inc. Form 10-12B Filed April 17, 2012 File No. 001-35511

Dear Mr. Dobbie:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Justice Delaware Holdco Inc. (the “Company”) hereby respectfully submits an application to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Company’s Registration Statement on Form 10 (File No. 001-35511) filed on April 17, 2012 (the “Registration Statement”), together with all exhibits thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is requesting withdrawal of the Registration Statement because the Company, as discussed with the staff of the Commission, has determined to register the securities of the Company to which the Registration Statement relates on a registration statement on Form S-1 under the Securities Act. The Company confirms that the Registration Statement has not been declared effective and no securities have been sold pursuant thereto. The Company filed a registration statement on Form S-1 (File No. 333-181261) on May 9, 2012.

Upon granting the Commission’s consent, please fax a copy of the order withdrawing the Registration Statement to the attention of Christopher A. Kitchen or Joshua N. Korff of Kirkland & Ellis LLP at (212) 446-6460.

Please do not hesitate to contact Christopher A. Kitchen at (212) 446-4988 or Joshua N. Korff at (212) 446-4943 of Kirkland & Ellis LLP if there are any comments or questions concerning the foregoing.

Sincerely,

/s/ Martin Franklin
Martin Franklin
President, Justice Delaware Holdco Inc.

cc:	Daniel S. Schwartz, Chief Financial Officer, Burger King Holdings, Inc.
Jill Granat, General Counsel, Burger King Holdings, Inc.
Joshua N. Korff, Kirkland & Ellis LLP
Christopher A. Kitchen, Kirkland & Ellis LLP